April 17, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-0404
Attn: Pamela A. Long, Assistant Director

Re:	Alternative Construction Technologies, Inc.
Amendment No. 2 to Form SB-2 on Form S-1/A
Filed on March 18, 2008
File No. 333-145718

Dear Ms. Long:

In response to your letter dated, March 25, 2008, to Mr. Hawkins, Chief Executive Officer, the following answers are being submitted.

Selling Shareholders, page 43

1.
In this amendment, you have deleted the subheading "Selling Shareholders" from this discussion and from the table of contents. Please replace this subheading, as it helps to guide readers of your document to this material information about the offering.

The subheading has been added in both places.

2.
As requested in prior comment 28, please identify the natural persons with dispositive voting or investment control of each entity that is a selling stockholder in the filing. We note that you have provided information only in your response letter.

This section has been added.

3.
We were unable to locate the table that was requested in prior comment 5 to our letter dated September 25, 2007. Please provide a new tabular disclosure showing the dollar amount of each payment (including the value of payments made or to be made in common stock) related to the notes and warrants that you have made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or placement agents, and any other payments or potential payments). Please provide footnote disclosure to this table that describes the terms of each such payment. Please do not include any prepayment of principal on the convertible notes in this disclosure.

The following table has been included in the document:

Debentures	Placement	Original Issue	Other	Net	Interest	Total	Adjusted Net
Sold	Fee (2)	Discount	Fees	Proceeds	Payments (1)	Repayment	Proceeds (3)

$ 4,347,826	$335,000	$347,826	$47,500	$3,617,500	$869,566	$5,217,392	$2,747,934

(1)	10% interest, payable monthly, for two years
(2)	In addition to the $335,000 fee, 244,565 warrants were issued to the placement agent with an exercise price of $4.00, expires June 30, 2014.
(3)	Reflects the net proceeds less interest payments.

4.
We note the first two tables on page 44, which were included in response to comments 6 and 7 of our letter dated September 25, 2007. Please note that our comments requested separate tabular disclosure of potential profit for the selling shareholders upon conversion of the notes, on one hand, and potential profit for the selling shareholders upon conversion or exercise of any other securities, on the other. With this in mind, please review these comments in our September 25 letter for the specific information that we requested, and revise these tables and the narrative that precedes each one to clearly present this information. Note that the first table should ultimately show the profit to be received by the selling shareholders as a result of the market discount upon resale of the shares underlying the notes. The second table should ultimately show the profit to be received by the selling shareholders as a result of the market discount upon resale of the shares underlying the warrants. It is not necessary, and may be confusing, to include the shares underlying the notes in the table that is intended to show the profit that relates to the warrants.

The first table responds correctly to the potential profits for the common shares underlying the debentures upon conversion.

The second table has been modified to reflect the potential profits only for the warrants associated with the debenture. The table is as follows:

Restricted Shareholders	Common Shares Underlying Warrants	Market Price on the Date of Issuance	Conversion Price	Combined Market Price for the Underlying Shares	Combined Purchase Price for the Underlying Shares	Total Discount to the Market Price

BridgePointe Master Fund, Ltd.	815,217	$7.50	$4.00	$6,114,128	$3,260,868	$2,853,260
CAMOFI Master LDC	611,413	$7.50	$4.00	$4,585,594	$2,445,650	$2,139,944
CAMHZN Fund LDC	203,804	$7.50	$4.00	$1,528,530	$815,216	$713,314
Dinosaur Securities, LLC	61,142	$7.50	$4.00	$458,565	$244,568	$213,997
Christopher Moore	91,712	$7.50	$4.00	$687,840	$366,848	$320,992
Arthur Whitcomb	91,711	$7.50	$4.00	$687,833	$366,844	$320,989
Total	1,874,999			$14,062,489	$7,499,994	$6,562,495

5.
The third table on page 44, included in response to comment 8 of our letter dated September 25, 2007, and revised in response to comment 6 of our letter dated March 6, 2008, should compare the amount of proceeds received by the company, netting out all of the payments that you show in response to comment 3 above in a separate column, to the amount that the selling shareholders may receive as profit upon the resale of the shares underlying the notes and the warrants, as calculated in the tables you provide in response to comment 4 above. Note that it is not necessary to repeat the actual calculation here, as you have already shown that information in the tables discussed in comment 4. Please review comment 8 from our September 25, 2007, letter for the specific information requested in this table. Revise your narrative disclosure preceding the table and table itself to provide this information.

The table and preceding description have been modified to reflect the net proceeds as follows:

“The following table sets forth the gross proceeds to the company upon conversion of debentures and exercises of warrants, the value of the underlying shares to the debenture and warrant holders if converted on the issue date, the profits realizable to the selling shareholders, and the net proceeds received by the Company. Additionally, the table shows the net proceeds received by the Company as a percentage of the realizable profits of the selling shareholders.”

	Gross Proceeds to Company for Conversion of Common Shares Underlying Convertible Debentures and Warrants	Value of Common Shares Underlying Convertible Debt and Warrants Using Market Price on Date of Issuance (6/30/07)	Total Discount to the Market Price	Net Proceeds Received (Net of Interest Payments) from the Sale of Debentures	Percent of Proceeds as Compared to the Total Discount to the Market Price

Convertible Debentures	$4,347,826	$8,152,174	$3,804,348	$2,747,934	72.2%
Stock Warrants	$7,499,994	$14,062,489	$6,562,495	$7,499,994	114.3%
Total	$11,847,820	$22,214,663	$10,366,843	$10,247,928	98.9%

This table reflects the shares underlying the notes and the warrants, as requested whereas your question refers to comment 4 which does not reflect the shares underlying the debentures as was modified per your request in comment 4.

6.
Lastly, as requested in comment 8 of our September 25 letter, please include disclosure - as a percentage - of the total amount of all possible payments {as disclosed in response to comment 3 above), plus the total possible discount to the market price for all of the shares underlying the note and the warrants, divided by the net proceeds that the company received. Again, it is not necessary to show the calculation of these underlying amounts, as you will already have shown this in the preceding tables. This disclosure should be made in the filing, not only the supplemental response letter.

Comment 5 requested that this information be disclosed as requested in comment 8 of your September 25 letter. Therefore, to avoid duplication, this information was inclusive of the information disclosed in the table for comment 5 above.

Should the staff have additional questions or comments, please contact myself at 321-421-6601, John Wittler, Chief Financial Officer, at 321-421-6657, or Thomas Amon, counsel to the Company, at 212-810-2430.

Sincerely,

Michael W. Hawkins
Chief Executive Officer